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                                SCHEDULE 13E-3/A
                                (AMENDMENT NO. 2)
                                 (RULE 13E-100)


           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                        Rule 13e-3 Transaction Statement
           Under Section 13(e) Of The Securities Exchange Act Of 1934

                             MERCHANTS BANCORP, INC.
                              (Name Of The Issuer)

                             MERCHANTS BANCORP, INC.
                              MBI MERGER SUB, INC.
                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    588442103
                      (CUSIP Number of Class of Securities)

                                                        Copy To:
                                                   DAVID J. MACK, ESQ.
PAUL W. PENCE, III, PRESIDENT AND CEO             THOMAS C. BLANK, ESQ.
       MERCHANTS BANCORP, INC.                 SHUMAKER, LOOP & KENDRICK, LLP
        100 NORTH HIGH STREET                      1000 JACKSON STREET
        HILLSBORO, OHIO 45133                      TOLEDO, OHIO 43624
(Name, Address and Telephone Number of (Name, Address and Telephone Number of
Person Authorized to Receive Notices   Person Authorized to Receive Notices and
and Communications on Behalf of the    Communications on Behalf of the Person(s)
Person(s) Filing Statement)            Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.    [X]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

b.    [ ]   The filing of a registration statement under the Securities Act of
            1933.

c.    [ ]   A tender offer.

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d.    [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

           Transaction valuation                     Amount of filing fee


      For purposes of calculating the fee only. This amount assumes the acquisition of 119,528 shares of common stock of the subject company acquired in the merger for $23.00 per share in cash, for a total consideration of $2,749,144 (the "Total Consideration"). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this
      Schedule 13E-3 equals .00011770 of the Total Consideration, or $323.58.


      [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $413.00             Filing Party:  Merchants Bancorp, Inc.

Form or Registration No.:   Pre. Sched. 14A     Date Filed:   September 8, 2005

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                                TABLE OF CONTENTS

INTRODUCTION

     Item 1       Summary Term Sheet
     Item 2       Subject Company Information
     Item 3       Identity and Background of Filing Person
     Item 4       Terms of the Transaction
     Item 5       Past Contacts, Transactions, Negotiations and Agreements
     Item 6       Purposes of the Transaction and Plans or Proposals
     Item 7       Purposes, Alternatives, Reasons and Effects
     Item 8       Fairness of the Transaction
     Item 9       Reports, Opinions, Appraisals and Negotiations
     Item 10      Source and Amount of Funds or Other Consideration
     Item 11      Interest in Securities of the Subject Company
     Item 12      The Solicitation or Recommendation
     Item 13      Financial Statements
     Item 14      Persons/Assets Retained, Employed, Compensated or Used
     Item 15      Additional Information
     Item 16      Exhibits

SIGNATURE

EXHIBIT INDEX

EX-99.1     SCHEDULE 14-A, APPENDICES THERETO AND RELATED MATERIALS


EX-99.2 LETTER TO SHAREHOLDERS DATED AUGUST 3, 2005, INCORPORATED BY REFERENCE TO THE COMPANY'S FILING WITH THE COMMISSION ON AUGUST 4, 2005 PURSUANT TO RULE 240.14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934



EX-99.3 THE COMPANY'S PRESS RELEASE DATED AUGUST 10, 2005, INCORPORATED BY REFERENCE TO EXHIBIT 99 OF ITS CURRENT REPORT ON FORM 8-K FILED WITH THE COMMISSION ON AUGUST 10, 2005



EX-99.4     VALUATION REPORT AND SUPPLEMENTAL MATERIALS



EX-99.5     FEBRUARY 23, 2005 "GOING-PRIVATE" ANALYSIS BY AUSTIN ASSOCIATES,
            LLC



EX-99.6     MERCHANTS BANCORP, INC. & MERCHANTS NATIONAL BANK STRATEGIC PLAN
            2005-2007



EX-99.7 MERGER AGREEMENT BY AND BETWEEN MERCHANTS BANCORP, INC. AND MBI MERGER SUB, INC., DATED DECEMBER 12, 2005

                TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                                  INTRODUCTION

      This Rule 13E-3 Transaction Statement is being filed by Merchants Bancorp, Inc., a Ohio corporation and registered bank holding company (the "Company") and MBI Merger Sub, Inc., (a newly-formed, wholly-owned subsidiary of the Company) in connection with the proposed merger (the "Merger") of MBI Merger Sub, Inc. with and into the Company, with the Company being the surviving corporation to the Merger. The Merger will be effectuated pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), between the Company and MBI Merger Sub, Inc., as it may be amended from time to time.


      Immediately upon effectiveness of the Merger, (i) each share of the Company's common stock, without par value per share (the "Common Stock"), held of record by a shareholder who held, as of the Shareholder Record, 100 or fewer shares of Common Stock will be converted into the right to receive $23.00 in cash from the Company and (ii) each share of the Common Stock held of record by a shareholder who held, as of the Shareholder Record, 1,500 or more shares of Common Stock will not be affected by the Merger and will remain outstanding. Shareholders owning of record more than 100 shares of Common Stock but fewer than 1,500 shares of Common Stock as of the Shareholder Record Date will have the opportunity to elect to either: (i) receive the per share cash consideration of $23.00 for every share of Common Stock held thereby; or (ii) receive one share of a newly authorized class of preferred stock (the "Series A Preferred Stock") of the Company for every one share of Common Stock held thereby. Shareholders who elect to receive a combination of Cash Consideration and Series A Preferred Stock may determine at their election the whole number of their Common Shares as to which they wish to receive the Cash Consideration and the whole number of their Common shares as to which they elect to receive shares of Series A Preferred Stock. Any such election must be made with respect to whole shares of Common Stock only, and no election can be made which would result in the issuance of a fractional share of Series A Preferred Stock. All such shareholders will be entitled to receive the amount of Cash Consideration and/or Series A Preferred Stock so elected upon the consummation of the proposed transactions. However, the Board of Directors has expressly reserved the right to re-evaluate the desirability of completing the proposed transactions in the event the Company would be required to acquire more than 160,000 of its Common Shares for cash, either pursuant to the terms of the Merger or pursuant to dissenters' rights of appraisal, as described more thoroughly in the Preliminary Proxy Statement attached hereto as Exhibit 1.



      To facilitate the Merger, the Company has also proposed an amendment to Article FOURTH of the Company's Amended and Restated Articles of Incorporation to authorize the issuance of 140,000 shares of Series A Preferred stock. This number represents the approximate aggregate amount of shares held by shareholders owning more than 100 but fewer than 1,500 shares of the Company's Common Stock. The Company's Board does not expect elections for the receipt of Series A Preferred Stock to exceed this amount.



      SHARES OF SERIES A PREFERRED STOCK WILL BE LESS LIQUID THAN SHARES OF THE COMPANY'S COMMON STOCK, WILL HAVE NO VOTING RIGHTS, AND WILL NOT BE REGISTERED UNDER SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934.


      This Schedule 13E-3/A is being filed with the Securities and Exchange Commission contemporaneously with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"), pursuant to which the shareholders of Merchants Bancorp, Inc. will be given notice of and asked to approve an amendment to the Company's Amended and Restated Articles of Incorporation to authorize the issuance of the Series A Preferred Stock, and to approve the Merger and the Merger Agreement at the Company's special shareholders' meeting. The following cross reference sheet included in this Schedule 13E-3/A is being supplied pursuant to General Instruction G to Schedule 13E-3/A. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.


ITEM 1.     SUMMARY TERM SHEET

            The required information is incorporated herein by reference to the section of Exhibit 1 captioned --PROPOSAL I --SUMMARY TERM SHEET, and --QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER.

ITEM 2.     SUBJECT COMPANY INFORMATION

            The required information is incorporated herein by reference to the section of Exhibit 1 captioned --INFORMATION ABOUT MERCHANTS BANCORP AND ITS AFFILIATES.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON

            The filing persons are Merchants Bancorp, Inc. and MBI Merger Sub, Inc. The subject company is Merchants Bancorp, Inc. The required information is incorporated herein by reference to the section of
            Exhibit 1 captioned --INFORMATION ABOUT MERCHANTS BANCORP AND ITS AFFILIATES.


ITEM 4.     TERMS OF THE TRANSACTION

            The required information is incorporated herein by reference to the sections of Exhibit 1 captioned --PROPOSAL I --SUMMARY TERM SHEET; and --SPECIAL FACTORS --Background of the Merger Proposal, --Purposes and Reasons for the Merger Proposal, --Structure of the Merger, --Determination of the Terms of the Merger, Recommendation of our Board of Directors, --Interests of Certain Persons in the Merger --Certain Terms of the Merger, --Rights of Dissenting Shareholders, and --Material U.S. Federal Income Tax Consequences of the Merger; and --INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS - Voting at the Special Meeting and Requirements for Shareholder Approval.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

            The required information is incorporated herein by reference to the sections of Exhibit 1 captioned -- PROPOSAL I --SPECIAL FACTORS - Past Contacts, Transactions, Negotiations and Agreements.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS


            The required information is incorporated herein by reference to the sections of Exhibit 1 captioned --PROPOSAL I --SPECIAL FACTORS -- --Background of Merger Proposal, -- Structure of the Merger, --Recommendation of our Board of Directors, -- Purposes and Reasons for MBI Merger Sub for the Merger Proposal,--Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders, and --Termination of Securities Exchange Act Registration.


            Specific items contained in subparagraph (c) (1-8) of Item 1006 of Regulation M-A which are either inapplicable or the answer is in the negative are listed below. These items refer to plans or transactions other than the proposed Ruled 13e-3 transaction, which would occur after the proposed Rule 13e-3 transaction.

            Item (c) (1) - Not Applicable . The Company is not planning any extraordinary transaction, such as a merger, reorganization or liquidation following the proposed Rule 13e-3 merger transaction.

            Item (c) (2) - Not Applicable. The Company is not planning any purchase, sale or transfer of a material amount of its assets, or the assets of its wholly-owned commercial bank subsidiary, following the proposed Rule 13e-3 merger transaction.

            Item (c) (3) - Not Applicable. The Company is not planning any material change in the present dividend rate or policy, or indebtedness or capitalization following the proposed Rule 13e-3 merger transaction.

            Item (c) (4) - Not Applicable. The Company is not planning any change in the present board of directors or management following the proposed Rule 13e-3 merger transaction.

            Item (c) (5) - Not Applicable. The Company is not planning any other material change in its corporate structure or business following the proposed Rule 13e-3 merger transaction.

            Item (c) (8) - Not Applicable. The Company is currently under no obligation to file reports under Section 15(d) of the Exchange Act.

ITEM 7.     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

            The required information is incorporated herein by reference to the sections of Exhibit 1 captioned --PROPOSAL I --SPECIAL FACTORS --Background of Merger Proposal, --Purposes of and Reasons for the Merger Proposal, --

            Structure of the Merger, --Recommendation of our Board of Directors, -- Purposes and Reasons for MBI Merger Sub for the Merger Proposal, --Interests of Certain Persons in the Merger, --Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders, --Operations of the Bank following the Merger, --Material U.S. Federal Income Tax Consequences of the Merger, --Pro Forma Effect of the Merger, and --Termination of Securities Exchange Act Registration.

ITEM 8. FAIRNESS OF THE TRANSACTION THE required information is incorporated herein by reference to the sections of Exhibit 1 captioned --PROPOSAL I -- SPECIAL FACTORS --Determination of the Terms of the Merger, --Financial Fairness, --Recommendation of our Board of Directors and --Position of MBI Merger Sub as to the Fairness of the Merger.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS The required information is incorporated herein by reference to the section of
            Exhibit 1 captioned --PROPOSAL I --SPECIAL FACTORS --Determination of the Terms of the Merger, and --Financial Fairness; and --APPENDIX C--Opinion of Independent Financial Advisor.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION The required information is incorporated herein by reference to the section of
            Exhibit 1 captioned --PROPOSAL I --SPECIAL FACTORS --Source of Funds and Expenses."

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY The required information is incorporated herein by reference to the sections of
            Exhibit 1 captioned --INFORMATION ABOUT MERCHANTS BANCORP, INC. AND ITS AFFILIATES --Voting Securities Held by Directors, Executive Officers and 5% Beneficial Owners of Merchants Bancorp, Inc., --Recent Affiliate Transactions in Merchants Bancorp Stock, and --Stock Repurchases by Merchants Bancorp.

ITEM 12. THE SOLICITATION OR RECOMMENDATION The required information incorporated herein by reference to the section of Exhibit 1 captioned --PROPOSAL I --SPECIAL FACTORS --Recommendation of our Board of Directors, --Position of MBI Merger Sub as to the Fairness of the Merger, and --Interests of Certain Persons in the Merger.

ITEM 13. FINANCIAL STATEMENTS (a) Audited financial statements of Merchants Bancorp, Inc. are incorporated herein by reference to its Annual Report on Form 10-K for the fiscal year ended December 31, 2004. Unaudited interim financial statements of Merchants Bancorp, Inc. are incorporated herein by reference to its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005. The information in the proxy statement referred to in --DOCUMENTS INCORPORATED BY REFERENCE and --WHERE YOU CAN FIND MORE INFORMATION is incorporated herein by reference.


            (b) The information set forth in the proxy statement under --PROPOSAL I --SPECIAL FACTORS --Pro Forma Effect of the Merger; --INFORMATION ABOUT MERCHANTS BANCORP AND ITS AFFILIATES --Selected Historical Financial Data; and APPENDIX E - Merchants Bancorp, Inc. Consolidated Pro Forma Financial Statements is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED The required information is incorporated herein by reference to the section of
            Exhibit 1 captioned --INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS --Solicitation of Proxies.

ITEM 15. ADDITIONAL INFORMATION The required information is incorporated herein by reference to the section of Exhibit 1 captioned --PROPOSAL II - AMENDMENT TO THE ARTICLES OF MERCHANTS BANCORP, INC.

ITEM 16.    EXHIBITS


            99.1 PRELIMINARY PROXY STATEMENT, FORM OF PROXY, NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND RELATED COVER LETTER, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 2005, INCLUDING APPENDIX A -- AGREEMENT AND PLAN OF MERGER; APPENDIX B--OHIO DISSENTERS' STATUTE; APPENDIX C--OPINION OF INDEPENDENT FINANCIAL ADVISOR; APPENDIX D--FORM OF CERTIFICATE OF AMENDMENT TO THE MERCHANT BANCORP, INC. AMENDED AND RESTATED ARTICLES OF INCORPORATION; APPENDIX E -- CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS; APPENDIX F -- ANNUAL REPORT OF MERCHANTS BANCORP, INC. ON FORM 10-K; AND APPENDIX G -- QUARTERLY REPORT OF MERCHANTS BANCORP, INC. ON FORM 10-Q.



            99.2 Letter to Shareholders dated August 3, 2005, incorporated by reference to the Company's filing with the Commission on August 4, 2005 pursuant to Rule 240.14a-12 under the Securities Exchange Act of 1934



            99.3 The Company's Press Release dated August 10, 2005, incorporated by reference to Exhibit 99 of its Current Report on Form 8-K filed with the Commission on August 10, 2005



            99.4 Valuation Report and supplemental materials prepared by Austin Associates, LLC



            99.5 February 23, 2005 "Going-Private" Analysis by Austin Associates, LLC



            99.6 Merchants Bancorp, Inc. & Merchants National Bank Strategic Plan 2005-2007



            99.7 Merger Agreement By and between Merchants Bancorp, Inc. and MBI Merger Sub, Inc., dated December 12, 2005

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATE: December 15, 2005             MERCHANTS BANCORP, INC.


                                    By:  /s/ Paul W. Pence, III
                                         ---------------------------------------
                                         Paul W. Pence, III, President & CEO


DATE: December 15, 2005             MBI MERGER SUB, INC.


                                    By:  /s/ Paul W. Pence, III
                                         ---------------------------------------
                                         Paul W. Pence, III, President & CEO

                                  EXHIBIT INDEX


99.1 Preliminary Proxy Statement, Form of Proxy, Notice of Special meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on December 15, 2005, including Appendix A -- Agreement and Plan of Merger; Appendix B--Ohio Dissenters' Statute; Appendix C--Opinion of Independent Financial Advisor; Appendix D--Form of Certificate of Amendment to the Merchant Bancorp, Inc. Amended and Restated Articles of Incorporation; Appendix E -- Consolidated Pro Forma Financial Statements; Appendix F -- Annual Report of Merchants Bancorp, Inc. on Form 10-K; and Appendix G -- Quarterly Report of Merchants Bancorp, Inc. on Form 10-Q.




99.2 Letter to Shareholders dated August 3, 2005, incorporated by reference to the Company's filing with the Commission on August 4, 2005 pursuant to Rule 240.14a-12 under the Securities Exchange Act of 1934



99.3 The Company's Press Release dated August 10, 2005, incorporated by reference to Exhibit 99 of its Current Report on Form 8-K filed with the Commission on August 10, 2005



99.4 Valuation Report and supplemental materials prepared by Austin Associates, LLC



99.5  February 23, 2005 "Going-Private" Analysis by Austin Associates, LLC



99.6  Merchants Bancorp, Inc. & Merchants National Bank Strategic Plan 2005-2007



99.7 Merger Agreement By and between Merchants Bancorp, Inc. and Mbi Merger Sub, Inc., dated December 12, 2005